Filed by Paramount Gold and Silver Corp.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company:  Paramount Gold and Silver Corp.
Commission File No.: 001-33630

Paramount Gold and Silver Expands Bulk Tonnage San Francisco Deposit at San Miguel Project in Mexico

Last five holes drilled in late 2014 return numerous shallow intercepts including 2.3 meters of 1.00 g/T of gold and 202 g/T of silver

Winnemucca, Nevada - February 2, 2015 -Paramount Gold and Silver Corp. (NYSE/TSX:PZG) ("Paramount") announced today results from the last five holes drilled in late 2014 on the open pit/heap leach San Francisco Deposit on Paramount’s 100%-owned San Miguel Project in Mexico. San Francisco is a lower grade, disseminated gold/silver deposit starting at surface, located about 10 km east of Coeur Mining’s (NYSE:CDE) Palmarejo mine complex (see map below).

The August 2014 Preliminary Economic Assessment (“PEA”) for the San Miguel Project was prepared by Metal Mining Consultants Inc. ("MMC") of Denver, Colorado and incorporated a resource model developed by Mine Development Associates ("MDA") of Reno, Nevada. The PEA added an efficient, inexpensive open pit, heap leach operation to the front end of the production scenario. The heap leach operation enabled the PEA to incorporate the San Francisco Deposit into the project design to help fund underground mining and related mill construction from cash flow. The result was a substantial increase in measured, indicated and inferred resources compared to the 2013 PEA also prepared by MMC. For San Francisco, the PEA envisions mining from two main open pits; oxide and mixed oxide/sulfide material would be processed using the inexpensive heap leach technology while higher grade sulfide material would go to the project’s mill for better recoveries (see the PEA news release of August 25, 2014).

With the addition of San Francisco to the project design, in 2014 Paramount drilled 10 new core holes totaling 2,529 meters outside the deposit’s current resource with the aim of expanding it  with the potential of mining the deposit through a single, larger open pit. All 10 holes returned long mineralized intercepts. Paramount believes that the San Francisco heap leach scenario constitutes an inexpensive option to increase gold and silver production in a combined San Miguel/Palmarejo operation. Details of the last five core drill holes at San Francisco are as follows:

Hole #	Area	Total Length (m)	From (m)	To (m)	Width (m)	Au (g/T)	Ag (g/T)
		280.80	0.00	3.75	3.75	0.215	0.46
			16.80	25.80	9.00	0.106	7.32
			31.55	47.05	15.50	0.025	12.68
SF-14-062	SAN FRANCISCO		65.00	102.75	37.75	0.021	26.04
			110.35	142.35	32.00	0.064	9.20
			146.35	151.30	4.95	0.114	5.52
			169.90	176.00	6.10	0.134	2.94
			204.60	236.85	32.25	0.095	10.80
		233.95	0.00	27.30	27.30	0.141	26.60
		Including	4.20	6.50	2.30	0.458	61.76
SF-14-063	SAN FRANCISCO		46.80	59.90	13.10	0.117	10.22
			112.15	116.50	4.35	0.097	22.90
			173.90	187.35	13.45	0.022	10.34
		277.90	0.00	30.00	30.95	0.043	20.69
SF-14-064	SAN FRANCISCO		54.35	64.05	9.70	0.057	10.05
			107.40	112.25	4.85	0.054	10.12
			127.35	160.90	33.55	0.185	18.95
		Including	128.50	130.80	2.30	1.008	202.27
			163.45	187.00	23.55	0.093	6.09
			192.35	221.00	28.65	0.112	4.88
			240.60	243.40	2.80	0.036	12.57
			257.50	263.15	5.65	0.048	8.05
		250.60	11.45	20.95	9.50	0.024	25.88
			24.00	58.10	34.10	0.055	19.27
			61.70	69.30	7.60	0.059	20.15
			92.30	96.30	4.00	0.033	22.18
SF-14-065	SAN FRANCISCO		105.60	117.20	11.60	0.040	11.96
			126.70	128.70	2.00	0.048	19.52
			144.15	147.35	3.20	0.079	12.06
			167.55	174.55	7.00	0.083	6.45
			183.70	189.60	5.90	0.080	11.46
		258.00	74.10	87.10	13.00	0.071	6.69
			90.25	94.25	4.00	0.074	6.28
			98.90	101.00	2.10	0.058	10.10
SF-14-066	SAN FRANCISCO		108.05	109.80	1.75	0.073	41.83
			149.95	157.30	7.35	0.023	12.44
			168.85	171.10	2.25	0.026	14.68
			235.60	237.75	2.15	0.062	20.76

These intercepts are thought to approximate true widths as San Francisco is a disseminated deposit.

Paramount and Coeur Mining, Inc. have entered into an agreement and plan of merger, dated as of December 16, 2014 (the "Merger Agreement") pursuant to which Coeur will acquire all of the issued and outstanding shares of common stock of Paramount and the San Miguel Project (the "Merger").  As a condition to closing the Merger, the shares of Paramount’s subsidiary holding its Nevada mining assets will be spun-off to holders of Paramount’s common stock.

Pursuant to the Merger Agreement, Coeur will acquire each share of outstanding Paramount common stock from Paramount’s stockholders in exchange for 0.2016 of a share of Coeur common stock. In addition, Paramount stockholders will receive their pro rata share of the outstanding shares of an existing subsidiary or a newly incorporated subsidiary ("SpinCo") of Paramount. SpinCo will hold Paramount’s interest in the Sleeper Gold, Mill Creek and Spring Valley Projects in Nevada and will be capitalized with $10 million in cash from Coeur. Upon completion of the Merger, Paramount stockholders will hold, in aggregate, a 95.1% interest in SpinCo and Coeur will hold the remaining 4.9%. The Merger is subject to regulatory and stockholder approval.

NI 43-101 Disclosure
Exploration activities at San Miguel are being conducted by Paramount Gold de Mexico S.A de C.V personnel under the supervision of Glen van Treek, Exploration Vice President of the Company and Bill Threlkeld, a Qualified Person as defined by National Instrument 43-101, who have both reviewed and approved this press release.  An ongoing quality control/quality assurance protocol is being employed for the program including blank, duplicate and reference standards in every batch of assays. Cross-check analyses are being conducted at a second external laboratory on 10% of the samples. Samples are being assayed at ALS Chemex and Acme Laboratories, Vancouver, B.C., using fire assay atomic absorption methods for gold and aqua regia digestion ICP methods for other elements.

About Paramount
Paramount is a U.S.-based exploration and development company with multi-million ounce advanced stage precious metals projects in northern Mexico (San Miguel) and Nevada (Sleeper). Fully-funded exploration and engineering programs are now in progress at these two core projects which are expected to generate substantial additional value for our stockholders.

The San Miguel Project consists of over 100,000 hectares (over 247,000 acres) in the Palmarejo District of northwest Mexico, making Paramount the largest claim holder in this rapidly growing precious metals mining camp. The San Miguel Project is ideally situated near established, low cost production where the infrastructure already exists for early, cost-effective exploitation. The San Miguel Project does not contain any known reserves and any planned drilling program is exploratory in nature.

The Sleeper Gold Project is located off a main highway about 25 miles from the town of Winnemucca. In 2010, Paramount acquired a 100% interest in the project including the original Sleeper high-grade open pit mine operated by Amax Gold from 1986 to 1996 as well as staked and purchased lands now totaling 2,570 claims and covering about 47,500 acres which stretch south down trend to Newmont’s Sandman project. This acquisition is consistent with the Company's strategy of district-scale exploration near infrastructure in established mining camps. The Sleeper Gold Project does not contain any known reserves and any planned drilling program is exploratory in nature.

Safe Harbor for Forward-Looking Statements:
This release and related documents may include "forward-looking statements" including, but not limited to, statements related to the interpretation of drilling results and potential mineralization, future exploration work at the San Miguel Project and the expected results of this work, estimates of resources including expected volumes and grades and the economic projections included in the project’s PEA. Forward-looking statements are statements that are not historical fact and are subject to a variety of risks and uncertainties which could cause actual events to differ materially from those reflected in the forward-looking statements including fluctuations in the price of gold, inability to complete drill programs on time and on budget, and future financing ability. Paramount’s future expectations, beliefs, goals, plans or prospects constitute forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and other applicable securities laws. Words such as "believes," "plans," "anticipates," "expects," "estimates" and similar expressions should also be considered to be forward-looking statements. There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements, including, but not limited to: uncertainties involving interpretation of drilling results, environmental matters, lack of ability to obtain required permitting, equipment breakdown or disruptions, and the other factors described in Paramount’s Annual Report on Form 10-K for the year ended June 30, 2014 and its most recent quarterly reports filed with the SEC.

Except as required by applicable law, Paramount disclaims any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this document.

Additional Information
The joint proxy statement included in the registration statement on Form S-4 that Coeur has filed with the SEC and that Paramount will mail to its stockholders contains information about Paramount, the San Miguel Project, Coeur, the Merger Agreement and related matters. Stockholders are urged to read the joint proxy statement carefully, as it contains important information that stockholders should consider before making a decision about the Merger. In addition to receiving the joint proxy statement from Paramount by mail, stockholders will also be able to obtain the joint proxy statement, as well as other filings containing information about Paramount and Coeur, without charge, from the SEC's website (www.sec.gov) or, without charge, from Paramount at the telephone number and address below. This announcement is neither a solicitation of a proxy, an offer to purchase, nor a solicitation of an offer to sell shares of Paramount. Paramount and its executive officers and directors may be deemed to be participants in the solicitation of proxies from Paramount's stockholders with respect to the proposed merger. Information regarding any interests that Paramount's executive officers and directors may have in the merger is set forth in the joint proxy statement. Copies of the Merger Agreement and certain related documents were filed by Paramount with the SEC on December 18, 2014 on Form 8-K and are available at the SEC's website at www.sec.gov.

Paramount Gold and Silver Corp.
Glen Van Treek, VP Exploration
Chris Theodossiou, Investor Relations
866-481-2233